 SÃO PAULO ALPARGATAS S.A.


05006920

São Paulo, March 29th, 2005

RECEIVED
2005 MAR 31 P 1:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, DC - 20549
USA

SUPPL

Ref.: São Paulo Alpargatas S.A.
File: 82-3692

In order to comply with Rule 12g3-2 (b)(1)(i) we are furnishing to the Commission translations of the information São Paulo Alpargatas S.A. filed both with CVM - Comissão de Valores Mobiliários ( Brazilian Securities and Exchange Commission) and Bovespa - São Paulo Stock Exchange, and distributed to its shareholders, in March, 2005:

- Notice - Special Shareholders Meeting

Sincerely

José Sálvio Moraes
Investor Relations Manager
(55 11) 3847-7672
jsalvio@alpargatas.com.br

PROCESSED
APR 04 2005
THOMSON FINANCIAL




*LUCIMAR LIMA DE MENEZES*
**Tradutora Pública e Intérprete Comercial**
**Idioma Inglês**

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7


Tradução/Versão Nº 095/05 Livro Nº 1 Fls. 309

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **NOTICE OF MEETING**, which I will translate into English as follows:

[*Logo*] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

## SPECIAL SHAREHOLDERS' MEETING NOTICE

Further to the Notice for both the General and the Special Shareholders' Meetings to be held on April 1st, 2005, please be the Shareholders invited to meet at a Special Shareholders' Meeting also to be held, on a first notice, on April 1st, 2005, at 10:30 a.m., following the General and the Special Shareholders' Meetings called for 9:00 a.m., at the Company's head offices located at Rua Urussuí, no. 300, in the City of São Paulo, State of São Paulo, to discuss about the following Agenda:

1. to review and approve the motion presented by the Board of Directors to group together the Company's common and preferred shares at the quota of one hundred (100) shares for one(1) share, but maintaining the same species; and
2. to consolidate the Company's Bylaws.

The documents pertaining to the matters to be discussed at the Meeting herein called are available to all shareholders at Company's head offices.

All those Shareholders holding shares which are registered in their respective names in their depositary institution shall attend the General and the Special Shareholders' Meetings, as provided for by Section 126 of Law no. 6.404/76 and the Company's Bylaws.



LUCIMAR LIMA DE MENEZES
TRADUTORA PÚBLICA
INTERPRETE COMERCIAL
SÃO PAULO - BRASIL



*LUCIMAR LIMA DE MENEZES*
**Tradutora Pública e Intérprete Comercial**
**Idioma Inglês**

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7



The Shareholders shall be represented at the General and Special Shareholders' Meetings by their attorneys-at-law under the terms of Section 126, 1st. and 2nd Paragraphs of Law no. 6.404/76. The instruments of their term of office shall be delivered to the Company's head offices, at least forty-eight (48) hours prior to the meetings' date, to the attention of Mr. Marcelo Ribeiro, headquartered at Rua Urussuí, no. 300, 10th floor, in the city of São Paulo, State of São Paulo. The powers of attorney that might be submitted to allow for the shareholders to be represented at the General and the Special Shareholders' Meetings called for the same date shall be deemed valid to represent them at the Meeting herein called.

São Paulo, March 11, 2005

MARCELO PEREIRA MALTA DE ARAUJO
Chairman of the Board of Directors

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two (2) pages, which I read, verified, and fully and publicly sign.

São Paulo, March 28, 2005

Lucimar Lima de Menezes

Receipt no.: 45
Fees: R$95,70


LUCIMAR LIMA DE MENEZES
TRADUTORA PÚBLICA
INTERPRETE
COMERCIAL